Exhibit 21.1

SUBSIDIARIES OF ASIAINFO HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Incorporation
AsiaInfo H.K. Limited	Hong Kong

AsiaInfo (H.K.) Systems Co. Ltd.	Hong Kong

AsiaInfo Technologies (Chengdu), Inc.	China

AsiaInfo Technologies (China), Inc.	China

Bonson Information Technology Ltd.	British Virgin Islands

Beijing Star VATS Technologies, Inc.	China

Lenovo-AsiaInfo Technologies, Inc.	China

Lenovo Computer System and Technology Services Ltd.	China

Lenovo Security Technologies (Beijing), Inc.	China

Shanghai Xinjia Information and Technology Co., Ltd.	China

AsiaInfo International Pte Ltd.	Singapore

SmartCall Holding Ltd.	Cayman Islands

SmartCall Group Ltd.	Hong Kong

Beijing Shangxin Yitong Information and Technology Co., Ltd.	China

Beijing Zhongxinjia Sci-Tech Development Co., Ltd.	China